Exhibit 99.1

Vimicro Announces Unaudited Third-Quarter 2013 Financial Results

BEIJING, China — November 4, 2013 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video processing IC and surveillance solution provider, today announced unaudited financial results for the third quarter ended September 30, 2013.

Third-Quarter 2013 Results

Net revenue in the third quarter of 2013 was $24.2 million, as compared to net revenue of $21.7 million in the year-ago quarter and $11.1 million in the second quarter of 2013. The 11.1% year-over-year revenue increase was primarily due to higher sales of surveillance products, which more than offset lower sales of PC and notebook multimedia processors.  Revenues were in line with the Company’s guidance of $23 to $26 million.

Gross profit in the third quarter was $9.5 million, as compared with $8.3 million in the year-ago quarter and $4.2 million in the second quarter of 2013.  The gross margin in the third quarter was 39.5%, as compared with 38.0% in the year-ago quarter and 37.5% in the second quarter of 2013.

Operating expenses in the third quarter were $8.8 million, as compared to $6.8 million in the year-ago quarter.  Operating expenses increased year-over-year primarily due to higher research and development expense.  Operating profit was $0.7 million in the quarter, as compared to an operating profit of $1.5 million in the year-ago quarter.

In the third quarter of 2013, non-GAAP net income attributable to Vimicro International Corporation was $2.0 million, or approximately $0.06 per ADS on a diluted basis, as compared to a non-GAAP net income from continuing operations attributable to Vimicro of $2.8 million, or $0.09 per diluted ADS in the year-ago quarter. Non-GAAP net income attributable to Vimicro International Corporation in the third quarter of 2013 and the year-ago quarter excludes $0.2 and $0.4 million of non-cash, share-based compensation, respectively. GAAP net income attributable to Vimicro in the third quarter was $1.8 million, or $0.06 per diluted ADS, as compared to net income from continuing operations of approximately $2.4 million, or $0.08 per diluted ADS, in the year-ago quarter. (Results for the third quarter of 2012 have been adjusted for continuing operations to reflect the divestiture of an equity interest, which is no longer consolidated.)

As of September 30, 2013, the Company had cash and cash equivalents of approximately $31.0 million and restricted cash of $4.3 million, totaling $35.3 million. Total current assets were approximately $101.7 million, and Vimicro had working capital of approximately $65.2 million and $21.1 million of long-term bank loans and liabilities on its balance sheet, as of September 30, 2013.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “We were pleased to see a return to year-over-year revenue growth and profitability in the third quarter, primarily due to strong performance from our surveillance business, which more than offset lower sales to our global PC manufacturer customers.  At the end of the third quarter, we received a sizable surveillance order, which marks Vimicro’s expansion into Sichuan province.  We look forward to seeing continuing momentum as we receive additional large orders and expand geographically.”

Recent Events

On September 30, 2013, the Company announced that its subsidiary, Vimicro Electronics Corporation, received an order with total value of at least USD $9 million for a technology solution using the SVAC (Surveillance Video and Audio Coding) technology standard, for use in a city-wide surveillance network project in Ziyang city in Sichuan province.

On October 30, 2013, Chief Strategy Officer David Tang left the Company, and is succeeded by John Harmon, who was named Vice President of Finance and will lead the Company’s finance-related activities and investor-relations efforts.  Mr. Harmon is an experienced financial services professional with over fifteen years of experience as a sell-side equity research analyst and as a senior investor relations professional.

Business Outlook

For the fourth quarter of 2013, the Company expects revenues of $3.5 to $4.5 million for its PC and notebook image processor business line.  For the surveillance business, the Company expects to report at least $9 to $11 million of revenue from completed projects and also expects to report additional revenue from several new orders with a total value of approximately $20 million currently being executed over the next couple of quarters.

Conference Call Information

The Company will host a conference call at 5:00 p.m. (U.S. Eastern Standard Time) / 2:00 p.m. (U.S. Pacific Standard Time) on Monday, November 4, 2013 / 6:00 a.m. (Beijing / Hong Kong time) on Tuesday, November 5, 2013 to discuss the Company’s third-quarter 2013 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (866) 202-3048 or (617) 213-8843. The conference call ID number is 18004016.

If you are unable to participate in the call at this time, a replay will be available starting at 7:00 p.m. Eastern Standard Time on Tuesday, November 5, 2013, through 10:59 a.m. Eastern Standard Time on Tuesday, November 12, 2013. To access the replay, dial (888) 286-8010 or (617) 801-6888. The replay call ID number is 37766205.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://edge.media-server.com/m/p/oukkyh7d/lan/en.  Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation is a leading video processing IC and surveillance solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance applications. Vimicro has aggressively entered the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from continuing operations, non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.148 to $1.00 on September 30, 2013.

Company Contact: Vimicro International Corporation Mr. David Zhang, Legal Manager Phone: +86 (10) 6894 8888 ext. 7563 E-mail: zhangxiaowei@vimicro.com www.vimicro.com	Investor Contact: Vimicro International Corporation Mr. John Harmon, CFA, VP of Finance Phone: +86 (139) 1141 8230 (Beijing) E-mail: john.harmon@vimicro.com

- financial tables follow -

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	September 30, 2013 (unaudited)	December 31, 2012 (audited)
Assets
Current assets:
Cash and cash equivalents	31,014	55,532
Restricted cash	4,291	2,593
Accounts and notes receivable, net of provision for doubtful accounts of $2,117 and $2,172 as of September 30, 2013 and December 31, 2012, respectively	24,543	24,564
Amounts due from related parties, net of provision for doubtful accounts of $1,830 and $1,749 as of September 30, 2013 and December 31, 2012, respectively	13,978	4,225
Inventories	10,572	11,362
Prepayments and other current assets, net of provision for doubtful accounts of $144 and $144 as of September 30, 2013 and December 31, 2012, respectively	6,847	4,809
Assets held for sale	10,014	—
Deferred tax assets	418	418
Total current assets	101,677	103,503
Investments in an equity investee	6,256	4,220
Property, equipment and software, net	23,144	20,457
Land use rights	14,003	14,774
Deferred tax assets-noncurrent	169	169
Other assets	1,759	1,371
Total assets	147,008	144,494

Liabilities and equity
Current liabilities:
Accounts payable	13,719	7,281
Amounts due to related parties	2,002	2,184
Taxes payable	5,487	2,318
Advances from customers	185	222
Accrued expenses and other current liabilities	9,888	14,750
Deferred government grant	5,228	12,476
Total current liabilities	36,509	39,231
Deferred tax liabilities	23	23
Product warranty	849	466
Long-term bank loan	13,012	4,773
Other long-term liabilities	8,133	4,772
Total liabilities	58,526	49,265
Equity:
Ordinary shares ,$0.0001 par value, 500,000,000 shares authorized, 154,905,809 shares issued and 115,035,593 shares outstanding as of September 30, 2013 and 153,585,440 shares issued and 116,599,856 shares outstanding as of December 31, 2012, respectively	15	15
Additional paid-in capital	161,630	161,017
Treasury stock at cost, 39,870,216 shares as of September 30, 2013 and 36,985,584 shares as of December 31, 2012, respectively	(15,063)	(13,886)
Accumulated other comprehensive income	11,555	11,394
Accumulated deficit	(89,531)	(83,249)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	71,388	78,073
Noncontrolling interest	17,094	17,156
Total equity	88,482	95,229
Total liabilities and equity	147,008	144,494

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2013 Q3	2013 Q2	2012 Q3
	(unaudited)	(unaudited)	(unaudited)
Net revenue	24,153	11,091	21,747
Cost of revenue	(14,621)	(6,929)	(13,489)
Gross profit	9,532	4,162	8,258

Operating expenses:
Research and development, net	(4,053)	(4,004)	(1,840)
Selling and marketing	(2,241)	(2,661)	(2,484)
General and administrative	(2,536)	(3,349)	(2,452)
Total operating expenses	(8,830)	(10,014)	(6,776)
Income/(loss) from operations	702	(5,852)	1,482

Other income:
Interest income, net	(176)	—	3
Foreign exchange gain/(loss), net	219	587	(86)
Others, net	52	9	1
Income/(loss) before income taxes and equity in loss of an equity investee	797	(5,256)	1,400
Income tax expense	—	(100)	(228)
Net income/(loss) before equity in loss of an equity investee	797	(5,356)	1,172
Equity in loss of an equity investee, net of tax	1,947	(239)
Net income/(loss) from continuing operations	2,744	(5,595)	1,172
Net income/(loss) from continuing operations attributable to noncontrolling interest	923	65	(1,245)
Net income/(loss) from continuing operations attributable to Vimicro International Corporation	1,821	(5,660)	2,417
Loss from discontinued operations, net of tax	—	—	(1,641)
Loss from discontinued operations attributable to noncontrolling interest	—	—	(421)
Loss from discontinued operations attributable to Vimicro International Corporation	—	—	(1,220)
Net income/(loss)	2,744	(5,595)	(469)

Income/(loss) attributable to noncontrolling interest	923	65	(1,666)
Income/(loss) attributable to Vimicro International Corporation	1,821	(5,660)	1,197

Income/(loss) per share
continuing operations
Basic	0.02	(0.05)	0.02
Diluted	0.02	(0.05)	0.02
discontinued operations
Basic	0.00	0.00	(0.01)
Diluted	0.00	0.00	(0.01)
Income/(loss) per share
Basic	0.02	(0.05)	0.01
Diluted	0.02	(0.05)	0.01

Income/(loss) per ADS
continuing operations
Basic	0.06	(0.20)	0.08
Diluted	0.06	(0.20)	0.08
discontinued operations
Basic	0.00	0.00	(0.04)
Diluted	0.00	0.00	(0.04)
Income/(loss) per ADS
Basic	0.06	(0.20)	0.04
Diluted	0.06	(0.20)	0.04

Weighted average number of ordinary shares
outstanding
Basic	114,892,652	114,809,296	118,625,664
Diluted	122,741,628	114,809,296	121,700,752
Weighted average number of ADS outstanding
Basic	28,723,163	28,702,324	29,656,416
Diluted	30,685,407	28,702,324	30,425,188

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of tax of nil	84	283	(254)
Comprehensive income/(loss)	2,828	(5,312)	(723)
Comprehensive income/(loss) attributable to noncontrolling interest	1,003	279	(1,923)
Comprehensive income/(loss) attributable to Vimicro International Corporation	1,825	(5,591)	1,200

Components of share-based compensation expenses are included in the following expense captions:
Research and development, net	(55)	(56)	(220)
Selling and marketing	(18)	(20)	(40)
General and administrative	(82)	(72)	(167)
Total	(155)	(148)	(427)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended September 30, 2013			Three months ended June 30, 2013			Three months ended September 30, 2012
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income/(loss) from continuing operations	2,744	155	2,899	(5,595)	148	(5,447)	1,172	427	1,599
Net income/(loss) from continuing operations attributable to Vimicro International Corporation	1,821	155	1,976	(5,660)	148	(5,512)	2,417	427	2,844
Income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS	0.06	0.00	0.06	(0.20)	0.01	(0.19)	0.08	0.01	0.09

(*) The adjustment is to exclude non-cash share-based compensation for employees and non-employee.